

September 22, 2014

Via E-mail
David A. Loppert
Chief Financial Officer
Global Digital Solutions, Inc.
777 South Flagler Drive, Suite 800 West Tower
West Palm Beach, FL 33401

> **Re: Global Digital Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 17, 2014**
> **File No. 333-198802**

Dear Mr. Loppert:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1 – Opinion of Naccarato & Associates

1.   Please have counsel revise sub-section (iii) in the first paragraph to refer to 4,250,000 shares of the company's common stock currently outstanding and 4,250,000 shares of the company's common stock issuable upon conversion of warrants. Please also have counsel revise disclosure throughout the first paragraph to refer to the company's common stock rather than "our common stock."

2.   Please have counsel revise its legal opinion to provide a definition for the terms "Notes" and "Warrants" in the second paragraph of the opinion.

3.   Counsel may not opine under the laws of New Jersey and at the same time indicate that it is not licensed to practice law in the State of New Jersey. Please have counsel provide an unqualified opinion covering the jurisdiction of the company's incorporation, or otherwise, provide an opinion of counsel admitted to practice in the State of New Jersey. For guidance, please refer to Section II.B.3.b of Staff Legal Bulletin No.19 (CF) dated October 14, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

Sincerely,

Era Anagnosti,

for Pamela Long
Assistant Director

cc: Via E-mail
        Owen Naccarato, Naccarato & Associates